Exhibit 99.1

FCHL Receives Nasdaq Deficiency Notice on May 26, 2026

SINGAPORE, May 29, 2026 (GLOBE NEWSWIRE) — On May 26, 2026, Fitness Champs Holdings Limited (“Fitness Champs Holdings”, “FCHL” or the “Company”) (NASDAQ: FCHL), a distinguished aquatic sports education provider in Singapore, received a letter from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that it is not in compliance with Nasdaq Listing Rule 5550(b)(1), because (i) the stockholders’ equity of the Company of $598,490 as of December 31, 2025, as reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, was below the minimum stockholders’ equity requirement of $2,500,000 and (ii) the Company did not, as of May 26, 2026, meet the alternatives standards of market value of listed securities or net income from continuing operations for compliance with Nasdaq Listing Rule 5550(b)(1). Based on the proceeds of funds from a financing completed in May 2026, the Company believes it is now in compliance with the stockholders’ equity requirements of Nasdaq Listing Rule 5550(b)(1); however the final determination of compliance is subject to review and approval by Nasdaq.

Nasdaq’s letter has no immediate impact on the listing of the Company’s ordinary shares, which will continue to be listed and traded on the Nasdaq Capital Market, subject to the Company’s compliance with the other continued listing requirements. Nasdaq’s letter provides the Company with 45 calendar days, or until July 10, 2026, to either confirm compliance or submit a plan to regain compliance. If the Company is not deemed to have regained compliance and instead submits a plan to regain compliance and the plan is accepted, the Company may be granted up to 180 calendar days from May 26, 2026 (or until November 20, 2026), to evidence compliance. In the event the plan is not accepted by Nasdaq or, in the event the plan is accepted and the extension granted but the Company fails to regain compliance within the plan period, the Company would have the right to a hearing before a panel pursuant to the procedures set forth in the applicable Nasdaq Listing Rules. However, there can be no assurance that, if the Company does appeal any delisting determination by Nasdaq to a panel, that such appeal would be successful.

While the Company believes it now is compliance, in the event Nasdaq determines it is not in compliance, the Company will take all reasonable measures available to regain compliance under the Nasdaq Listing Rules and remain listed on Nasdaq. The Company is currently evaluating its available options to regain compliance with the Nasdaq Listing Rule 5550(b)(1) and intends to submit evidence of compliance by the deadline set by Nasdaq, and if that is not accepted, than will submit a plan to regain compliance by the deadline set by Nasdaq. However, there can be no assurance that Nasdaq will determine that the Company will be in compliance nor that the Company’s plan will be accepted by Nasdaq, and that it be able to regain compliance with Nasdaq Listing Rule 5550(b)(1), maintain compliance with the other Nasdaq listing requirements or be successful in appealing any delisting determination.

About Fitness Champs Holdings Limited

Fitness Champs Holdings Limited is a distinguished aquatic sports education provider, offering general swimming lessons to children and adults, with ladies-only swimming lessons available, as well as aquatic sports classes such as competitive swimming and lifesaving. The Company is one of the largest providers of swimming lessons to children enrolled in public schools under the Ministry of Education of Singapore in Singapore through the SwimSafer program, and has been offering private swimming lessons to children, youths and adults under its brand “Fitness Champs” since 2012. The Company aims to make swimming an enjoyable and affordable sport for children and adults, for water safety and as a way of keeping fit and healthy. Fitness Champs also plans to grow into a diversified sports education provider by expanding its offerings to include other sports such as pickleball. For more information, please visit the Company’s website at https://ir.fitnesschamps.sg/.

For investor and media inquiries, please contact:

Email: ir@fitnesschampsaquatics.com